EXHIBIT 2.2

AMENDMENT NO. 1 TO MERGER AGREEMENT

THIS AMENDMENT NO. 1 TO MERGER AGREEMENT (this “Amendment”) is entered into as of the 15th day of December, 2005, by and among Mark A. Taylor, an individual residing at 48265 Nine Mile Road Northville, Michigan 48167 (“Shareholder”), Taylor Systems Engineering Corporation, a Michigan corporation with its principal place of business at 40800 Five Mile Road, Plymouth, Michigan 48170 (the “Company”), RedRoller, Inc., a Delaware corporation with its principal place of business at 50 Day Street, South Norwalk, CT 06854 (“Buyer”), and RedRoller Merger Sub, Inc., a Michigan corporation and wholly owned subsidiary of Buyer with its principal place of business at 50 Day Street, South Norwalk, CT 06845 (“Merger Sub”).  Capitalized terms not otherwise defined herein shall have the meaning given such terms in the Merger Agreement.

RECITALS:

WHEREAS, Shareholder, the Company, Buyer and Merger Sub are parties to that certain Merger Agreement entered into as of the 11th day of March, 2005 (the “Merger Agreement”); and

WHEREAS, the Parties desire to amend and clarify certain provisions of the Merger Agreement.

NOW, THEREFORE, in consideration of the premises, and of the mutual covenants, representations, warranties and conditions contained herein, the parties hereby agree as follows:

1. Acknowledgement.  The Parties hereby acknowledge and agree that the Merger Agreement remains in full force and effect as of the date hereof and that none of the Parties have exercised their respective termination rights under Section 11.9 of the Merger Agreement.

2. Amendments.

(a) Section 1.2 is hereby removed in its entirety and replaced with a new Section 1.2 to read as follows in its entirety:

“The Merger.  Subject to the terms of this Agreement, upon the Closing (as hereinafter defined), a Certificate of Merger consistent with the terms of this Agreement and the applicable provisions of Michigan Law (the “Certificate of Merger”) shall be filed with the appropriate governmental agency in Michigan and Merger Sub shall thereby be merged with and into the Company (the “Merger”), effective at 11:59 pm EST on December 31, 2005 (the “Effective Time”), the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation and wholly-owned subsidiary of Buyer.  The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

(b) Section 2.1(a) is hereby removed in its entirety and replaced with a new Section 2.1(a) to read as follows in its entirety:

“Conversion of Capital Stock of the Company. At the Effective Time, each share of Company Common Stock (as defined in Section 3.6) outstanding immediately prior to the Effective Time shall be canceled and extinguished and be converted automatically into the right to receive that number of shares of Buyer common stock, par value $.01 per share (“Buyer Common Stock”), equal to the quotient obtained by dividing 1,664,074 by the number of shares of Company Common Stock outstanding immediately prior to the Effective Time.”

(c) The fourth sentence of Section 4.4 is hereby removed in its entirety and replaced with the following sentence:

“The shares of Buyer Common Stock to which Shareholder will be entitled as a result of the Merger as described in Section 2.1(a) of this Agreement have been duly authorized and, when issued, will (x) be validly issued, fully paid and non-assessable (y) be free and clear of all Encumbrances except for restrictions on transfer under applicable federal and state securities Laws and except as provided in the Stockholders’ Agreement, and (z) represent twenty percent (20%) of the sum of (i) the shares of Buyer Common Stock issued and outstanding as of November 18, 2005, (ii) the shares of Buyer Common Stock issuable upon the exercise of options to purchase Buyer Common Stock granted by the Company as of November 18, 2005 and (iii) the shares of Series A Convertible Preferred Stock, par value $.01 per share, of the Company issuable upon the conversion of $1,000,000 in principal, at a conversion rate of $1.15 per share, of the Company’s 10% Convertible Promissory Notes issued and outstanding as of November 18, 2005.

(d) Section 6.1(k) is hereby removed in its entirety and replaced with a new Section 6.1(k) to read as follows in its entirety:

“Buyer and Merger Sub shall have jointly furnished Shareholder and the Company with a certificate to evidence their compliance with the conditions set forth in this Section 6.1 (excluding Section 6.1(j) which will occur at the Closing); and”

(e) Section 6.2 is hereby amended by renaming subsections (l) and (m) as subsections “(m)” and “(n),” respectively, and inserting a new subsection (l) to read as follows in its entirety:

“The completion by representatives of Buyer of a due diligence review of the Company’s books and records (corporate, financial and otherwise, including those of its advisors, accountants, attorneys, etc.) and other information regarding the Company as may be reasonably requested by Buyer for the purpose conducting a thorough updated due diligence investigation and review of the Company’s legal, operational and financial condition that is satisfactory to Buyer, which due diligence review shall be (x) performed in such a manner so as not to unreasonably interfere with the normal conduct of the Company’s business and (z) completed by December 31, 2005;”

(f) Section 7 is hereby amended by removing the first sentence of that section and inserting the following in lieu thereof:

“If the conditions, set forth in Section 6, to the Parties’ respective obligations hereunder are satisfied, then the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Buyer at 50 Day Street, South Norwalk, Connecticut 06854 at 10:00 am on December 30, 2005 or at such other place and time as to which Buyer and Shareholder may agree to in writing (the “Closing Date”).”

(g) Section 11.9 is hereby amended by removing the first sentence of that section and inserting the following in lieu thereof:

“This Agreement may be terminated (a) by Shareholder or the Company if the Closing has not occurred by February 28, 2006 (unless the failure results primarily from Shareholder or the Company breaching any representation, warranty or covenant contained in this Agreement), or (b) by mutual written agreement of each of the Parties hereto.”

3. Effect of Amendment.  Except as expressly set forth herein, the Merger Agreement remains in full force and effect and shall not be affected by this Amendment.

4. Conflict.  In the event of a conflict between the terms and conditions of this Amendment and the terms and conditions of the Merger Agreement, the terms and conditions of this Amendment shall control.

5. Counterparts.  This Amendment may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

6. Governing Law.  This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without regard to any conflict of laws provisions.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

“Shareholder”	/s/ Mark A. Taylor Mark A. Taylor

“Company”	TAYLOR SYSTEMS ENGINEERING CORPORATION (a Michigan Corporation) By: /s/ Mark A. Taylor Name: Mark A. Taylor Title: Chief Executive Officer

“Buyer”	REDROLLER, INC. (a Delaware Corporation) By: /s/ William J. Van Wyck Name: William J. Van Wyck Title: President and Chief Executive Officer

“Merger Sub”	REDROLLER MERGER SUB (a Michigan Corporation) By: /s/ William J. Van Wyck Name: William J. Van Wyck Title: President